MM

09057298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52917

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kabrik Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 814
(No. and Street)

New York, New York 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Conlin, Jr. (212) 825-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schenker & Rosenblatt, LLC
(Name – *if individual, state last, first, middle name*)

1 University Plaza, Suite 311, Hackensack, NJ 07601
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, James A. Conlin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kabrik Trading, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Ali Yildirim
Notary Public, State of New York
Reg. # 01YI6196600
My Comm. Exp. 11/17/2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KABRIK TRADING, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2008

SCHENKER & ROSENBLATT, LLC
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

SCHENKER & ROSENBLATT L.L.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members of:
Kabrik Trading, LLC

We have audited the accompanying statement of financial condition of Kabrik Trading, LLC as of December 31, 2008, and the related statements of income (loss), cash flows, changes in members' equity and changes in subordinated debt for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kabrik Trading, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule I, required by Rule 17a-5 under the Securities and Exchange Act of 1934, on page 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schenker & Rosenblatt, LLC

Hackensack, NJ
February 25, 2009

Schenker & Rosenblatt, LLC
Certified Public Accountants

ONE UNIVERSITY PLAZA, SUITE 311 • HACKENSACK, NJ 07601
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

Kabrik Trading, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash	$	64,210
Receivable from clearing organizations and dealers		303,421
Commissions receivable		37,161
Due from affiliate		93,349
Prepaid expenses and other assets		65,968
		564,109
Property and equipment:		
Equipment		220,471
Furniture and Fixtures		101,153
Accumulated depreciation		(317,787)
Total Property and equipment - net		3,837
Total Assets		567,946

Liabilities and Members' Deficit

Accounts payable and accrued expenses		141,918
Subordinated debt (subordinate to claims of general creditors)		450,000
Total liabilities		591,918
Members' deficit		(23,972)
Total Liabilities and Members' Deficit	$	567,946

See accompanying notes to the financial statements

Kabrik Trading, LLC
Statement of Income (Loss)
Year Ended December 31, 2008

Revenues:	
Commissions	$ 3,314,251
Interest	1,820
Other	105,716
Total Operating revenue	3,421,787
Expenses:	
Trading and clearing fees	1,457,596
Staffing, employee compensation and benefits	837,318
Guaranteed payments to members	810,774
Occupancy and equipment rental	452,976
Professional fees	124,821
Interest	42,402
Other	32,171
Total Operating expenses	3,758,058
Loss from operations	(336,271)
NYC unincorporated business tax	15,000
Net loss	$ (351,271)

See accompanying notes to the financial statements

Kabrik Trading, LLC
Statement Of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activites:	
Net income (loss)	($351,271)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	11,162
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivable from clearing organizations and dealers	(190,421)
Commissions receivable	38,830
Due from affiliate	(93,349)
Prepaid expenses and other assets	(25,870)
Increase (decrease) in:	
Accounts payable and accrued expenses	(43,761)
Net cash provided (used) by operating activities	(654,680)
Cash flows from investing activities:	
Purchases of equipment	(826)
Net cash provided (used) by investing activities	(826)
Cash flows from financing activities:	
Members' contributions	750,821
Members' distributions	(155,000)
Net cash provided (used) by financing activities	595,821
Net increase (decrease) in cash	(59,685)
Cash, beginning	123,895
Cash, ending	$ 64,210

Supplemental Cash Flow Information

Cash payments for:	
Interest	$ 42,402

See accompanying notes to the financial statements

Kabrik Trading, LLC
Statement Of Changes In Members' Equity (Deficit)
Year Ended December 31, 2008

Members' equity @ January 1, 2008	$	(268,522)
Net income (loss)		(351,271)
Members' capital contributions		750,821
Members' capital distributions		(155,000)
Members' deficit @ December 31, 2008	$	(23,972)

See accompanying notes to the financial statements

Kabrik Trading, LLC
Statement Of Changes In Subordinated Debt
Year Ended December 31, 2008

Subordinated debt @ January 1, 2008	$	450,000
Increase (decrease)		-
Subordinated debt @ December 31, 2008	$	450,000

See accompanying notes to the financial statements

NOTE 1 – ORGANIZATION

Kabrik Trading, LLC (the "Company") is a limited liability company organized under the laws of the State of New York. The Company acts as an introducing broker engaging in equity securities transactions for its customers. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily engages in agency-only trade execution transactions through direct access on the New York Stock Exchange floor and NASDAQ execution, program and basket trading utilizing the Company's trading desk.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Revenue and Expense Recognition:
Commission revenues and expenses are generally recorded on a trade-date basis.

Property and Equipment:
Furniture, fixtures and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the assets.

Income Taxes:
No provision for federal and state income taxes has been made since, as a partnership, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their individual tax returns. The Company is however, responsible for New York City unincorporated business tax, and provision (if warranted) has been made for such.

Use of Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 – RECEIVABLE FROM CLEARING BROKERS AND DEALERS

The clearing and depository operations customers' securities transactions are provided by clearing brokers pursuant to clearance agreements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2008, these accounts were fully collateralized by securities owned by the customers.

NOTE 3 – RECEIVABLE FROM CLEARING BROKERS AND DEALERS (CONTINUED)

At December 31, 2008, the receivable from clearing brokers and dealers consists of the following:

Deposit at clearing broker	$ 100,225
Commissions received and held at clearing broker	203,196
	$ 303,421

NOTE 4 – DUE FROM AFFILIATE

Due from affiliate of $93,349 at December 31 2008, represents monies due to the Company by an affiliated entity that is commonly owned and controlled by certain members of the Company. The Company paid on behalf of the affiliate and charged the affiliate for certain services and expenses (such as rent, professional fees and office) totaling approximately $218,000. The Company was paid back approximately $125,000 by the affiliate for the aforementioned expenses.

NOTE 5 – SUBORDINATED DEBT

The subordinated debt is subordinate to claims of general creditors. The borrowings under the subordination agreements at December 31, 2008 are as follows:

Subordinated loan, 10% due February 28, 2010 to member	$ 125,000
Subordinated loan, 10% due February 28, 2010 to member	125,000
Subordinated loan, 6% due May 31, 2010 to member	200,000
	$ 450,000

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule as equity borrowings. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements they may not be repaid. Interest expense related to the subordinated debt was $37,000 for the year ended December 31, 2008. In addition, the Company must satisfy the debt-equity ratio requirement that may not exceed 70% for a period in excess of 90 days. At December 31, 2008, the Company's debt-equity ratio was 0%.

NOTE 6 – LINE OF CREDIT

On September 8, 2006, the Company established an $85,000 credit line with J.P. Morgan Chase Bank. At December 31, 2008, the Company had no outstanding borrowings on this line of credit. The (revolving) credit line is available through September of 2009 and is reviewed annually. The interest rate on the line is Prime plus 1.5%. Interest expense on this line of credit was $2,870 at December 31, 2008.

NOTE 7 – MEMBERS' EQUITY

At December 31, 2008, the Company had Class A, B and C units which consists of the following:

	Units	Profit/Loss %	Equity ($)
Class A, voting	100	50%	$ (609,962)
Class B, nonvoting	100	50	(759,831)
Class C, nonvoting	15	0	1,345,821
		100%	$ (23,972)

NOTE 8 – OPERATING LEASE

On June 15, 2007, the Company extended its existing operating lease agreement for its office space in New York City. The term of the lease is for five years commencing August 1, 2007 and expiring July 31, 2012. The lease contains provisions for escalations based on increases in certain costs (IE. electricity costs) incurred by the landlord. The rent incurred for year ended December 31, 2008 was $122,201. Minimum future lease payments are as follows:

2009	$ 137,853
2010	141,632
2011	145,524
2012	86,237
	$ 511,246

NOTE 9 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2008, the Company had net capital of $262,255 which was $252,794 in excess of its required net capital of $9,461. In August 2008, the Company fell below its minimum net capital requirement due to a misclassification of a non-allowable asset, as such, all applicable oversight bodies were notified, and the Company subsequently corrected and came into compliance.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company enters into various equity transactions as an agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (CONTINUED)

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event clients and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and contingencies arising out of the normal course of business. The Company intends to vigorously defend any claims and the Company's counsel believes the Company has meritorious defenses to such claims. It is management's opinion that the disposition and ultimate resolution of such claims will not have a material adverse effect on the financial position of the Company.

NOTE 12 – INCOME TAXES

The Company files its income taxes as a partnership and is therefore not subject to Federal and State income taxes. However, the Company is subject to New York City unincorporated business tax. For year ended December 31, 2008 the Company will owe $15,000 for New York City unincorporated business tax.

With regard to deferred taxes, the Company uses the asset and liability method to calculate any deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. For year ended December 31, 2008, no deferred taxes was recorded.

Income tax expense at December 31, 2008 consists of the following:

Current	$ 15,000

NOTE 13 – PROFIT-SHARING PLAN

The Company sponsors a defined contribution 401(K) profit-sharing plan covering substantially all employees with one year of service as defined in the plan agreement. Employees must meet certain vesting requirements and become fully vested after three years of service. Employer contributions are at the discretion of the Company's management. The Company made no contributions to the plan for year ended December 31, 2008.

NOTE 14 – NYSE TRADING FLOOR ERROR

On September 26, 2008, the Company incurred a trading error of approximately $961,000, of which the Company was reimbursed $200,000 by the Floor Members Emergency Fund Inc. The trading error and resulting reimbursement are reflected in the Company's Statement of Income (Loss) for year ended December 31, 2008. As a result of the trading error, FINRA asked the Company to voluntarily shut down (which it did) its trading operations for four days. In addition, the Company's net capital fell below its minimum net capital requirement for those four days. From the period of October 1, 2008 to October 3, 2008, certain members of the Company contributed capital of $710,821 and as such, brought the Company into compliance with its minimum net capital requirement.

SUPPLEMENTARY INFORMATION

Kabrik Trading, LLC
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
December 31, 2008

Members' deficit	$	(23,972)
Add: Subordinated debt		450,000
		426,028
Non-allowable assets:		
Commissions receivable		619
Due from affiliate		93,349
Prepaid expenses and other assets		65,968
Property and equipment - net		3,837
		163,773
Net capital		262,255
Computation of Basic Net Capital Requirement		
Minimum capital requirements of the greater of 6-2/3% aggregate indebtedness or $5,000		9,461
Excess net capital	$	252,794
Ratio of aggregate indebtedness to net capital		.54 to 1
Aggregate Indebtedness:		
Accounts payable and accrued expenses		141,918
Total aggregate indebtedness	$	141,918

Reconciliation of net capital:

Net capital as reported in Company's unaudited part IIA of the Focus Report	$	278,521
Audit adjustments relating to:		
Accrual for NYC UBT tax		(15,000)
Reclassification of commissions receivable credit balance to accounts payable and accrued expenses		(1,266)
Net capital per report pursuant to Rule 17a-5 (d)	$	262,255

See the accompanying notes to the financial statements

SCHENKER & ROSENBLATT L.L.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of:
Kabrik Trading, LLC

In planning and performing our audit of the financial statements of Kabrik Trading, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exits when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schenker & Rosenblatt, LLC

Hackensack, New Jersey
February 25, 2009

Schenker & Rosenblatt, LLC
Certified Public Accountants

ONE UNIVERSITY PLAZA, SUITE 311 • HACKENSACK, NJ 07601
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM